Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-100913) on Form S-8 of SUPERVALU INC. of our report dated June 19, 2013, with respect to the statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the SUPERVALU STAR 401(k) Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 19, 2013